UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TAYSHA GENE THERAPIES, INC.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

877619106

(CUSIP Number)

Astellas Gene Therapies, Inc.

f/k/a Audentes Therapeutics, Inc.

225 Gateway Boulevard

South San Francisco, CA 94080

Attention: President

(415) 818-1005

With a copy to:

Astellas US LLC

1 Astellas Way

Northbrook, IL 60062

Attn: General Counsel

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 877619106

1	NAME OF REPORTING PERSONS Astellas Pharma Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,266,342 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,266,342 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,266,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Astellas Gene Therapies, Inc. f/k/a Audentes Therapeutics, Inc., a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Astellas Gene Therapies, Inc. may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 64,465,037 shares of the Issuer’s Common Stock outstanding as of August 14, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the U.S. Securities and Exchange Commission on August 14, 2023 (the “Q2 2023 10-Q”) and (ii) an additional 122,412,376 shares of the Issuer’s Common Stock outstanding following the closing of the private placement contemplated by that certain Securities Purchase Agreement by and among the Issuer and the investors party thereto, dated August 14, 2023 (the “August 2023 PIPE SPA”).

2

CUSIP No. 877619106

1	NAME OF REPORTING PERSONS Astellas US Holding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,266,342 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,266,342 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,266,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Astellas Gene Therapies, Inc. f/k/a Audentes Therapeutics, Inc., a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Astellas Gene Therapies, Inc. may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 64,465,037 shares of the Issuer’s Common Stock outstanding as of August 14, 2023, as reported by the Issuer in its Q2 2023 10-Q and (ii) an additional 122,412,376 shares of the Issuer’s Common Stock outstanding following the closing of the private placement contemplated by the August 2023 PIPE SPA.

3

CUSIP No. 877619106

1	NAME OF REPORTING PERSONS Astellas Gene Therapies, Inc. (f/k/a Audentes Therapeutics, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,266,342 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,266,342 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,266,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Astellas Gene Therapies, Inc. f/k/a Audentes Therapeutics, Inc., a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Astellas Gene Therapies, Inc. may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 64,465,037 shares of the Issuer’s Common Stock outstanding as of August 14, 2023, as reported by the Issuer in its Q2 2023 10-Q and (ii) an additional 122,412,376 shares of the Issuer’s Common Stock outstanding following the closing of the private placement contemplated by the August 2023 PIPE SPA.

4

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the initial statement on Schedule 13D filed on October 31, 2022 (the “Initial Statement”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Initial Statement.

This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional shares of Common Stock pursuant to the August 2023 PIPE SPA and not in connection with a disposition or acquisition of any shares of Common Stock by the Reporting Persons.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 1 is being filed on behalf of each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Astellas Pharma Inc., a company incorporated under the laws of Japan (“Astellas”), with its principal business address at 2-5-1, Nihonbashi-Honcho, Chuo-Ku, Tokyo 103-8411, Japan;

(ii) Astellas US Holding, Inc., a company incorporated under the laws of Delaware (“Astellas US”), with its principal business address at 2375 Waterview Drive, Northbrook, IL 60062; and

(iii) Astellas Gene Therapies, Inc. f/k/a Audentes Therapeutics, Inc., a company incorporated under the laws of Delaware (“Astellas Gene Therapies”), with its principal business address at 225 Gateway Boulevard, South San Francisco, CA 94080.

The Reporting Persons are part of a pharmaceutical business operating in more than 70 countries around the world. The business is promoting the Focus Area Approach that is designed to identify opportunities for the continuous creation of new drugs to address diseases with high unmet medical needs by focusing on Biology and Modality.

The directors and executive officers of each Reporting Person are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(a) name;

(b) business address;

(c) position with the Reporting Person and present principal occupation or employment (if different) and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(f) citizenship.

During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

(a)-(b)

Number of shares of Common Stock beneficially owned:

Astellas	7,266,342 shares
Astellas US	7,266,342 shares
Astellas Gene Therapies	7,266,342 shares

Percent of class:

Astellas	3.89%
Astellas US	3.89%
Astellas Gene Therapies	3.89%

The percentage ownership was calculated based upon the sum of (i) 64,465,037 shares of the Issuer’s Common Stock outstanding as of August 14, 2023, as reported by the Issuer in its Q2 2023 10-Q and (ii) an additional 122,412,376 shares of the Issuer’s Common Stock outstanding following the closing of the private placement contemplated by the August 2023 PIPE SPA.

Number of shares of Common Stock as to which such person has:

(i)	Sole power to vote or to direct the vote:

Astellas	0 shares
Astellas US	0 shares
Astellas Gene Therapies	0 shares

(ii)	Shared power to vote or to direct the vote:

Astellas	7,266,342 shares
Astellas US	7,266,342 shares
Astellas Gene Therapies	7,266,342 shares

(iii)	Sole power to dispose or to direct the disposition of:

Astellas	0 shares
Astellas US	0 shares
Astellas Gene Therapies	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Astellas	7,266,342 shares
Astellas US	7,266,342 shares
Astellas Gene Therapies	7,266,342 shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

(c) Neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on August 16, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023	ASTELLAS PHARMA INC.

	By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-Fact*

Date: August 18, 2023	ASTELLAS US HOLDING, INC.

	By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-Fact*

Date: August 18, 2023	ASTELLAS GENE THERAPIES, INC.

	By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-Fact*

*	Powers of Attorney filed as Exhibits 1, 2 and 3, respectively, to the Initial Statement and incorporated herein by reference.

Schedule I

Astellas Pharma Inc.

The name and present principal occupation of each of the executive officers and directors of Astellas Pharma Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 2-5-1, Nihonbashi-Honcho, Chuo-Ku, Tokyo 103-8411, Japan.

Name	Position with Astellas Pharma Inc.	If other than Astellas Pharma Inc., Principal Occupation and Name, Principal Business and Address of Employer	Citizenship

Kenji Yasukawa	Representative Director, Chairman of the Board	Company Director	Japan

Naoki Okamura	Representative Director, President, Chief Executive Officer and Chief Financial Officer		Japan

Katsuyoshi Sugita	Representative Director, Executive Vice President, Chief People Officer and Chief Ethics & Compliance Officer		Japan

Takashi Tanaka	Outside Director	Chairman and Executive Director KDDI CORPORATION 3-10-10 Iidabashi, Chiyoda-ku Tokyo 102-8460 Japan	Japan

Eriko Sakurai	Outside Director	Company Director	Japan

Masahiro Miyazaki	Outside Director	Company Director	Japan

Yoichi Ohno	Outside Director	Visiting Professor, Social Medicine, Research Administration Center and Medical Education Center, Saitama Medical University Saitama 350-0495, Japan	Japan

Toru Yoshimitsu	Director, Audit & Supervisory Committee Member	Audit & Supervisory Committee	Japan

Raita Takahashi	Outside Director, Audit & Supervisory Committee Member	Certified Public Accountant Takahashi Raita CPA Office Gionnosucho 5 kagoshima Japan	Japan

Mika Nakayama	Outside Director, Audit & Supervisory Committee Member	Company Director	Japan

Rie Akiyama	Outside Director, Audit & Supervisory Committee Member	Baba & Sawada Law Office Nittochi Uchisaiwaicho Building 7F, 1-2-1 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011 Japan	Japan

Claus Zieler	Chief Commercial Officer	Chief Commercial Officer Astellas Pharma Europe Ltd. Bourne Business Park 300 Dashwood Lang Road Addlestone KT15 2NX United Kingdom	Germany

Yoshitsugu Shitaka, Ph.D.	Chief Scientific Officer		Japan

Catherine Levitt	General Counsel	General Counsel, Astellas US LLC, 2375 Waterview Drive Northbrook, IL 60062	United States

Hideki Shima	Chief Manufacturing Officer		Japan

Tadaaki Taniguchi, M.D., Ph.D.	Chief Medical Officer	Chief Medical Officer Astellas Pharma Global Development, Inc. 2375 Waterview Drive Northbrook, IL 60062	Japan

Adam Pearson	Chief Strategy Officer		United Kingdom

Astellas US Holding, Inc.

The name and present principal occupation of each of the executive officers and directors of Astellas US Holding, Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 2375 Waterview Drive, Northbrook, IL 60062.

Name	Position with Astellas US Holding, Inc.	If other than Astellas US Holding, Inc., Principal Occupation and Name, Principal Business and Address of Employer	Citizenship

Mark Reisenauer	Director	President US Commercial Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Marloes Schaddelee	Director	Head of Governance, Risk and Strategy Operations Astellas B.V. Sylviusweg 62, 2333 BE Leiden, Netherlands	The Netherlands

Frank Hudson	Director	Senior Vice President, Head of Corporate Finance and Control Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Karissa Marcello	Treasurer	Executive Director, Commercial Finance U.S. Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Nahrin Marino	Secretary	Senior Vice President, Legal Head of Commercial, Regulatory and Privacy Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Molly McCoy	Assistant Secretary	Executive Director, Legal Commercial Lead US Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Astellas Gene Therapies, Inc.

The name and present principal occupation of each of the executive officers and directors of Audentes Therapeutics, Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 225 Gateway Boulevard, South San Francisco, CA 94080.

Name	Position with Astellas Gene Therapies, Inc	If other than Astellas Gene Therapies, Inc., Principal Occupation and Name, Principal Business and Address of Employer	Citizenship

Mark Reisenauer	Director	President Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Marloes Schaddelee	Director	Executive Director, Governance and Strategy Astellas B.V. Sylviusweg 62, 2333 BE Leiden, Netherlands	The Netherlands

Nahrin Marino	Secretary	Senior Vice President, Legal Head of Commercial, Regulatory and Privacy Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Molly McCoy	Assistant Secretary	Executive Director, Legal Commercial Lead US Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	United States

Patrick Ruane	Director, Treasurer, Vice President and Head of R&D Finance		United States

Morten Sogaard	Director, President, Senior Vice President and Head of Gene Therapy Research & Technical Operations		Denmark and United States